Exhibit 4.1

EXECUTION COPY

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

This Amendment No. 2 to the Rights Agreement, dated as of November 12, 2012 (this “Amendment”), is made by and between Strategic Hotels & Resorts, Inc., a Maryland corporation (the “Company”), and Computershare Shareowner Services LLC, a New Jersey limited liability company (f/k/a Mellon Investor Services LLC), as rights agent (the “Rights Agent”), pursuant to the Rights Agreement, dated as of November 14, 2008, as amended on November 24, 2009 (as so amended, the “Rights Agreement”), by and between the Company and the Rights Agent. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Rights Agreement.

W I T N E S S E T H:

WHEREAS, the Company and the Rights Agent entered into the Rights Agreement and constitute the only parties to the Rights Agreement;

WHEREAS, Section 26 of the Rights Agreement provides that, at any time prior to the Stock Acquisition Date, and subject to certain exceptions set forth therein, a majority of the Board of Directors of the Company may, and the Rights Agent shall if so directed, supplement or amend any provision of the Rights Agreement;

WHEREAS, as of the time immediately prior to the execution of this Amendment, the Stock Acquisition Date had not occurred;

WHEREAS, the Board of Directors of the Company desires to amend the Rights Agreement in accordance with Section 26 thereof in the manner set forth herein to extend the expiration date of the Rights; and

WHEREAS, on November 12, 2012, the Board of Directors approved this Amendment to amend the Rights Agreement in the manner set forth herein and directed that the Rights Agent execute and deliver this Amendment as provided in the Rights Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereby agree as follows:

1.	Amendment to Definition of Expiration Date. Section 1(u) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Expiration Date” means the Close of Business on November 30, 2013 or such earlier or later date determined by a majority of the Board of Directors of the Company in accordance with Section 23(a) or, if any such date is not a Business Day, the next following Business Day.

2.	Amendment to Definition of Beneficial Owner. Section 1(f) of the Rights Agreement is hereby amended by deleting the word “or” at the end of subsection (iii) thereof, deleting the period at the end of subsection (iv) thereof and inserting “; or” in lieu thereof and adding a new subsection (v) which shall read as follows:

(v) which are the subject of, or the reference securities for, or that underlie, any Derivative Transaction entered into by or on behalf of such Person or any of such Person’s Affiliates or Associates, with the number of shares of Common Stock or other securities deemed beneficially owned being the notional or other number of shares of Common Stock or other securities to be acquired or that can be acquired (or any other security that would otherwise be “beneficially owned” by ownership of such security to be acquired or that can be acquired) upon the exercise or settlement of the Derivative Transaction or are the basis upon which the value or settlement amount of such Derivative Transaction is to be calculated in whole or in part, as determined by the Board of Directors of the Company in its sole discretion.

3.	Addition of New Definition of Derivative Transaction. The Rights Agreement is hereby amended by adding a new subsection 1(n) thereof which shall read in its entirety as follows, all subsequent subsections of Section 1 of the Rights Agreement are renumbered accordingly and all cross-references in the Rights Agreement to such renumbered subsections are changed to refer to such subsections as if renumbered:

“Derivative Transaction” means any derivative transaction entered into by or on behalf of a Person or any of such Person’s Affiliates or Associates, including any derivative security (including, but not limited to, any “derivative securities” as such term is defined under Rule 16a-1 under the Exchange Act) acquired by such Person or any of such Person’s Affiliates or Associates, that gives such Person or any of such Person’s Affiliates or Associates the economic equivalent of full or partial ownership of underlying securities due to the fact that the value of such transaction or security is determined by reference to the value of underlying securities, or that provides to the holder the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the underlying security, including, but not limited to, a long convertible security, a long call option and a short put option position, in each case, regardless of whether (i) such interest conveys any voting rights in such underlying security, (ii) such interest is required to be, or is capable of being, settled through delivery of such underlying security or (iii) transactions hedge the economic effect of such interest.

4.	Amendment to Definition of Acquiring Person. Section 1(a) of the Rights Agreement is hereby amended by adding the following proviso at the end of the first sentence thereof:

; provided, however, that any Person who or which otherwise would be an Acquiring Person prior to the Close of Business on November 12, 2012 solely as a result of giving effect to Section 1(f)(v) of this Agreement shall not be an Acquiring Person solely as a result of giving effect to such subsection; provided, further, that such Person shall become an Acquiring Person if, following the Close of Business on November 12, 2012, such Person, together with all Affiliates and Associates of such Person, acquires Beneficial Ownership (after giving effect to Section 1(f)(v) of this Agreement) of additional shares of Common Stock representing one quarter of one percent (0.25%) or more of the Common Stock then outstanding (as determined in accordance with this sentence) unless, upon acquiring Beneficial Ownership (after giving effect to Section 1(f)(v) of this Agreement) of such additional shares of Common Stock, such Person, together with all Affiliates and Associates of such Person, is not then the Beneficial Owner (after giving effect to Section 1(f)(v) of this Agreement) of 20% or more of the Common Stock then outstanding (as determined in accordance with this sentence).

5.	Amendment to Form of Rights Certificate. The form of Rights Certificate attached as Exhibit B to the Rights Agreement is hereby amended to replace the phrase “November 30, 2012 (or such earlier or later Expiration Date as is provided for under the Rights Agreement)” therein with the phrase “November 30, 2013 (or such earlier or later Expiration Date as is provided for under the Rights Agreement)” in all places where such date originally appears.

6.	Rights Agreement as Amended; Effective Date. The term “Agreement” or “Rights Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended by this Amendment. This Amendment shall be effective as of the Close of Business on the first date written above, as if executed on such date, and except as set forth herein the Rights Agreement shall remain in full force and effect and otherwise shall be unaffected hereby.

7.	Direction to Rights Agent; Certification by Officer. By execution of this Amendment by the Company, the Company hereby directs the Rights Agent to execute this Amendment in its capacity as Rights Agent pursuant to the Rights Agreement and in accordance with the terms of Section 26 of the Rights Agreement. The officer of the Company executing this Amendment on behalf of the Company hereby as an appropriate officer of the Company certifies on behalf of the Company that this Amendment is in compliance with the terms of Section 26 of the Rights Agreement. For the avoidance of doubt and notwithstanding anything to the contrary set forth in this Amendment, this Amendment does not affect the Rights Agent’s own rights, duties, obligations or immunities under the Rights Agreement.

8.	Benefits of this Amendment. Nothing in this Amendment shall be construed to give to any Person other than the Company, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Amendment; and this Amendment shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

9.

Severability. Whenever possible, each provision of this Amendment shall be interpreted in such manner as to be valid and enforceable under applicable law, but if any provision of this Amendment shall be held to be prohibited by or unenforceable under applicable law, (i) such provision shall be applied to accomplish the objectives of the provision as originally written to the fullest extent permitted by law and (ii) all other provisions of this Amendment shall remain in full force and effect; provided, however, that if such excluded provision shall affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately. No rule of strict construction, rule resolving ambiguities against the person who drafted the provision giving rise to such ambiguities or other such rule of interpretation shall be applied against any party with respect to this Amendment.

10.	Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Maryland without regard to the principles of conflicts of laws; provided, however, that all provisions regarding the rights, obligations, duties and immunities of the Rights Agent shall be governed by and construed in accordance with, the laws of the State of New York.

11.	Counterparts. This Amendment may be executed in counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

12.	Descriptive Headings. Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the first date written above.

STRATEGIC HOTELS & RESORTS, INC.

By:	/s/ Paula C. Maggio
Name:	Paula C. Maggio
Title:	EVP, Secretary & General Counsel

COMPUTERSHARE SHAREOWNER SERVICES LLC, as Rights Agent

By:	/s/ Lennie Kaufman
Name:	Lennie Kaufman
Title:	Regional Manager, Investor Services

[Signature Page to Rights Agreement Amendment No. 2]